TSINGTAO

04030489

Tsingtao beer building
May 4th Square
HongKong Road, Central
Qingdao, 266071
P.R.C.

May 27, 2004

The Office of International Corporate Finance
The Securities and Exchange Commission
Mail Stop 0302, Room 3010
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

SUPPL

Re: Tsingtao Brewery Company Limited - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-4021)

Dear Sirs:

Enclosed please find a copy of a document to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the document furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of the document pursuant to the Rule shall constitute an admission for any purpose that the Tsingtao Brewery Company Limited, a joint stock limited company established under the laws of the People's Republic of China, is subject to the Exchange Act.

If you have any question in connection with this matter, please contact the undersigned at Tsingtao Brewery Company Limited (telephone: 86-532-5713831; facsimile: 86-532-5713240).

Very truly yours,

孙晓航

SUN Xiaohang

dlw 6/15

(Enclosure)

cc: Lu Yuan
(Tsingtao Brewery)
Jiang Liu
(Sullivan & Cromwell LLP)

File No. 82 - 4021

TSINGTAO BREWERY COMPANY LIMITED

Index of Documents Delivered to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

May 27, 2004

A. TSINGTAO BREWERY COMPANY LIMITED ANNOUNCEMENT.

TSINGTAO BREWERY COMPANY LIMITED

(Stock Code: 168)

(a Sino-foreign joint stock limited company established in the People's Republic of China)

ANNOUNCEMENT

The Board of Directors of Tsingtao Brewery Company Limited (the "**Company**") announced that a judgement has been made against the Company by the Shandong Province Higher People's Court of the People's Republic of China ("**PRC**") in an aggregate amount of approximately RMB23.78 million (approximately HK$22.43million) in respect of a contract dispute.

The Board of Directors of the Company has resolved that:
(a) the Company should seek to apply for a retrial of the case; and
(b) relevant provisions should be prepared in next published financial statements.

This announcement is published simultaneously in Hong Kong and Shanghai and the contents of the announcements are the same. This announcement is made pursuant to the disclosure requirement under Rule 13.09 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited for its publication in Hong Kong.

The Board of Directors of the Company announced that the Company had recently received a judgement by the Shandong Province Higher People's Court of P.R.C on 19 April 2004 that the Company had to pay in an aggregate of approximately RMB23.78 million (approximately HK$22.43 million) in respect of a contract dispute.

The dispute involved a company, Qingdao Yuan Yang Xianghe Industrial and Trading,. Ltd. ("**Xianghe**"), who alleged that the Company had not supplied beer to its order in exchange for the malt supplied by it to the Company in an aggregate amount of approximately RMB30.09 million (approximately HK$28.39 million) pursuant to an agreement entered into in November 1997. The claim was first brought by Xianghe in July 1999 and the verdict at first instance returned in July 2000 was that the Company had supplied beers to Yuan Yang and its business partner (the "**Business Partner**"), and the Company was required to pay only approximately in an aggregate of RMB490 thousand (approximately HK$462 thousand) in the dispute. Xianghe appealed denying any connection with the Business Partner and a retrial was ordered.

The verdict returned in May 2003 in respect of the retrial confirmed that the beer had been delivered to the Business Partner to the order of Xianghe and the Company was only required to pay an aggregate amount of approximately RMB790 thousand (HK$745 thousand) in the dispute. Xianghe further appealed the verdict from the retrial, and the judgement by the Shandong Province Higher People's Court in respect of the appeal was returned on 19 April 2004 as aforesaid. The result of the judgement was that the beer delivered to the Business Partner did not constitute beer delivered to the order of Xianghe.

The Company's position was that it had performed the contract in question by delivering the contracted beer to Xianghe and the Business Partner. Accordingly, the Board of Directors of the Company has resolved that:
(a) the Company should seek to apply for a retrial of the case; and
(b) relevant provisions be made in the next published financial statements during interim.

By Order of the Board
YUAN LU
Company Secretary

Qingdao, 25 May 2004

Directors of the Company as at the date hereof:
Mr. Li Guirong (Chairman), Mr. Jin Zhiguo, Mr. Liu Yingdi, Mr. Sun Yuguo Mr. Steven Burrows, Mr. Chu Zhengang, Mr. Wang Lijun, Mr. Tan Lining, Mr. Wu Haihua, Ms. Pan Guirong

Exchange rate of RMB1.06=HK$1.00 was adopted above for illustration purpose only